

# Second Quarter 2017
# Financial Results Presentation

**NASDAQ: GNBC**
**July 27, 2017**

# Today's Speakers



- Manny Mehos – Chairman and Chief Executive Officer

- Geoff Greenwade – President and Bank Chief Executive Officer

- Terry Earley – Chief Financial Officer

- Donald Perschbacher – Executive Vice President and Corporate Chief Credit Officer

# Safe Harbor



The following information contains, or may be deemed to contain, "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995) giving Green Bancorp, Inc.'s ("Green Bancorp") expectations or predictions of future financial or business performance or conditions. Most forward-looking statements contain words that identify them as forward-looking, such as "plan", "seek", "expect", "intend", "estimate", "anticipate", "believe", "project", "opportunity", "target", "goal", "growing", "continue", "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions that relate to future events, as opposed to past or current events, or negatives of such words. By their nature, forward-looking statements are not statements of historical facts and involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These statements give Green Bancorp's current expectation of future events or its future performance and do not relate directly to historical or current events or Green Bancorp's historical or future performance. As such, Green Bancorp's future results may vary from any expectations or goals expressed in, or implied by, the forward-looking statements included in this presentation, possibly to a material degree.

Green Bancorp cannot assure you that the assumptions made in preparing any of the forward-looking statements will prove accurate or that any long-term financial goals will be realized. All forward-looking statements included in this presentation speak only as of the date made, and Green Bancorp undertakes no obligation to update or revise publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, Green Bancorp cautions you not to place undue weight on certain forward-looking statements pertaining to potential growth opportunities or long-term financial goals set forth herein. Green Bancorp's business is subject to numerous risks and uncertainties, which may cause future results of operations to vary significantly from those presented herein.

In addition to factors previously disclosed in Green Bancorp's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

# Second Quarter 2017 Highlights



- Net income for 2Q17 totaled $12.9 million, or $0.35 per diluted common share

- Annualized return on average assets was 1.26% for 2Q17, an increase from 0.73% in 1Q17

- Annualized return on average tangible common equity was 15.04% for 2Q17, an increase from 8.88% in 1Q17

- Total loans held for investment increased $111.1 million or 14.8% on an annualized basis in 2Q17, to $3.1 billion

- Net interest margin increased to 3.63% for 2Q17, from 3.47% in 1Q17

- Efficiency ratio of 47.83% for 2Q17, an improvement of 6.81% over the 1Q17 efficiency ratio of 54.64%

- Nonperforming assets were reduced by $12.0 million or 13.7% during 2Q17

- Tangible book value per common share increased $0.40 from 1Q17, to $9.65







# Fully Diluted EPS and TBVPS

## Earnings Per Share

$0.50
$0.25
$0.00
-$0.25
-$0.50
$0.10
$(0.25)
$0.07
$0.19
$0.35
2Q16
3Q16
4Q16
1Q17
2Q17

## Tangible Book Value Per Share

$10.00
$9.75
$9.50
$9.25
$9.00
$8.75
$9.25
$9.01
$9.06
$9.25
$9.65
2Q16
3Q16
4Q16
1Q17
2Q17

# Loan Portfolio Overview



## Highlights

- Commercial-focused loan portfolio with over 97% of the loan portfolio focused on non-energy loans

- In-footprint focus with portfolio primarily distributed across Houston (56%) and Dallas (21%)

- Diversified loan portfolio with no concentration to any single industry in excess of 10% of total loans

- Only 3.5% of the loan portfolio is classified

- Large number of lending relationships with no significant borrower concentration

## Loan Portfolio Composition



## Loan Portfolio Detail as of June 30, 2017

### By Class



### By Rate Sensitivity



### By Regional Distribution*



$ in millions, loan balance and corresponding percentages exclude HFS loans, (*) Central TX denotes Austin, San Antonio and San Marcos

GREEN BANCORP

# Deposits & Liquidity



## Highlights

- Deposits comprise ~82% of overall funding at June 30, 2017
  - Total deposits decreased by $56 million or 1.6% during 2Q17, to $3.4 billion
  - Cost of deposits was 0.72% in 2Q17 compared to 0.68% in 1Q17
- Loans / deposits have averaged less than 100% over the past five fiscal years
- Noninterest-bearing deposits were ~20% of deposits as of June 30, 2017, decreasing by $22 million during 2Q17

## Deposit Composition



## Funding Profile *



## Loans / Deposits Ratio



$ in millions, (*) represents the 2Q17 mix of funding sources and the average assets in which those funds are invested as a percentage of average total assets

# Performance Metrics











(*) Represents pre-tax pre-provision return on average assets, a non-GAAP measure used by management to evaluate the Company's financial performance

# Net Interest Income & Net Interest Margin





$ in millions

Legend: NII (L) · NIM (R) · Loan Yield (R) · Loan Yield excl. Fees (R)

## Highlights

- NIM increased 16 basis points to 3.63% in 2Q17

- The primary factors impacting NIM were:
  - Loan yields increased 16 basis points in Q2, driven by the Fed Funds rate increase in March which added approximately ~12 basis points to the NIM
  - Investing of excess liquidity and portfolio restructuring increased the yield on the securities portfolio by 49 basis points and added ~8 basis points to the NIM
  - Increased cost of funds reduced the NIM by ~6 basis points

- Cost of deposits including noninterest-bearing was 0.72%, up 4 basis points compared to the prior quarter

# Noninterest Income



**Legend:** ■ Customer Service Fees  ■ Loan Fees  ■ Gain on sale of guaranteed portion of loans, net  ■ Other

| | 2Q16 | 3Q16 | 4Q16 * | 1Q17 * | 2Q17 * |
|---|---|---|---|---|---|
| Total | $3.8 | $4.1 | $3.6 | $5.6 | $5.2 |
| Other | 20.2% | 19.4% | 20.2% | 10.8% | 19.3% |
| Gain on sale of guaranteed portion of loans, net | 22.7% | 23.7% | 10.5% | 34.2% | 16.9% |
| Loan Fees | 19.0% | 19.7% | 20.8% | 14.8% | 21.3% |
| Customer Service Fees | 38.3% | 37.2% | 48.6% | 40.2% | 42.4% |

(*) Excluding net loss on the sale of held-for-sale loans of $1.4 million in 4Q16 and $0.1 million in 1Q17, in addition to net gain on the sale of held-for-sale loans of $0.2 million and net gain on the sale of available-for-sale securities of $0.3 million in 2Q17

$ in millions

# Noninterest Expense





**Legend:** ■ Salaries and Employee Benefits ■ Occupancy ■ Professional & Regulatory Fees ■ Other

| | 2Q16 | 3Q16 | 4Q16 | 1Q17 | 2Q17 |
|---|---|---|---|---|---|
| **Total** | $20.7 | $23.4 | $21.0 | $20.8 | $19.6 |
| Other | 22.9% | 30.3% | 22.3% | 19.4% | 15.4% |
| Professional & Regulatory Fees | 11.8% | 9.3% | 11.6% | 11.5% | 9.7% |
| Occupancy | 9.8% | 9.4% | 9.8% | 9.6% | 10.4% |
| Salaries and Employee Benefits | 55.4% | 51.0% | 56.3% | 59.5% | 64.5% |
| **Efficiency Ratio** | 55.4% | 61.9% | 61.0% | 54.6% | 47.8% |

$ in millions

# Capital Position





| Capital | $359.0 | $383.1 | | $372.2 | $383.1 | | $438.2 | $409.1 | | $372.2 | $383.1 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | **CET1** | | | **Tier 1** | | | **Total RBC** | | | **T1 Leverage** | |

(*) denotes fully phased-in capital adequacy to take effect on January 1, 2019, the Basel III Capital Rules will require GNBC to maintain an additional capital conservation buffer of 2.5% CET1, effectively resulting in minimum ratios of 7.0% CET1, 8.5% Tier 1, 10.5% Total RBC and 4.0% minimum leverage ratio

$ in millions

**GREEN BANCORP**

# Asset Quality Reflects Improving Risk Profile



- Nonperforming assets (NPAs) totaled $75.5 million or 1.80% of period end total assets at June 30, 2017 compared to $87.5 million or 2.15% of period end total assets at March 31, 2017

- Allowance for loan losses was 1.02% of total loans at June 30, 2017, and the allowance for loan losses plus the acquired loan net discount to total loans adjusted for the acquired loan net discount was 1.22%

- Provision expense for the second quarter of 2017 was $1.5 million, all of which was related to reserves on energy loans





(*) Based on percentage of total gross loans held for investment

# Overview of Energy Portfolio Progress



- On April 28, 2016 the Company announced its intent to exit energy lending with $277 million of energy loans, the primary objective was to de-risk the loan portfolio, reduce balance sheet volatility and position the company for normalized earnings and growth

- The company's total energy exposure stood at $70.9 million or 2.3% of total loans as of June 30, 2017 (excluding $16.3 million of energy production loans held for sale), comprised of $12.2 million in energy production loans and $58.7 million in oilfield services loans

  - The $70.9 million of energy loans held for investment are being carried at 74.8% of outstanding principal balance (net of charge-offs and specific reserves)

  - The $16.3 million of energy loans held for sale are being carried at 90.1% of outstanding principal balance (net of charge-offs)





# Question & Answer Session



# Appendix

# Pre-Tax Pre-Provision Adjusted Net Income





$ in millions

# Commercial Real Estate (CRE) Portfolio Detail





## By Product as of June 30, 2017



## CRE vs. ADC as of June 30, 2017



## Regulatory CRE/Total Risk Based Capital



(*) Central TX denotes Austin, San Antonio and San Marcos

$ in millions, portfolio detail excludes Farmland per CRE guidance regulations, though it is included in financial reporting

# Financial Guidance – Updated



- 4Q 2017 Net Interest Margin in the range of 3.70 – 3.80% *

- FY 2017 Net Interest Income in the range of $140 – 148 million

- FY 2017 Provision Expense in the range of $11 – 13 million

- FY 2017 Noninterest Income in the range of $21 – 23 million

- FY 2017 Noninterest Expense in the range of $80 – 83 million

  – Expect the quarterly run rate to be ~$20 – 21 million through the remainder of 2017

- 2017 EPS target in the range of $1.20 – $1.30 *

- 2018 EPS target in the range of $1.50 – $1.65 **

(*) Based on assumption of no increases to the Fed Funds target rate for the duration of 2017
(**) Based on assumption of one 25 basis point increase to the Fed Funds target rate in the first half of 2018

GREEN BANCORP